Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 9, 2007

Extendicare REIT Announces Solid 2007 First Quarter Results

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) (TSX: EXE.UN) today reported earnings from continuing health care operations, prior to one-time restructuring charges and other one-time items, of $17.8 million ($0.25 per diluted unit) in the first quarter of 2007 compared to $10.8 million ($0.15 per diluted share) in the same period in 2006.

•	Announces Acquisition of Tendercare (Michigan) Inc.
•	Q1 EBITDA of $52.6 million
•	FFO of $27.4 million ($0.39 per unit)
•	Strong Medicare census of 19.2%
•	U.S. EBITDA margin of 13.1%
•	Declares May distribution of $0.0925 per unit

Acquisition of Tendercare (Michigan) Inc.

Following on Extendicare REIT’s announcement in November 2006, its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities (collectively “Tendercare”), a private nursing home operator in the state of Michigan. Total consideration for the transaction including assumption of debt is expected to be approximately US$202.5 million, prior to working capital, representing approximately US$59,000 per operational bed. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80 million of debt. The acquisition cap rate is approximately 10.0%.

The Tendercare portfolio is comprised of 31 senior care facilities, composed of 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,431 operational beds. As well, Tendercare currently has three skilled nursing facilities under development that will also be acquired by EHSI at cost upon completion. Tendercare’s Medicare census was 15.1% and overall nursing home occupancy was 89.8% in the first two months of 2007.

Extendicare REIT intends to finance the acquisition using available cash on hand and expects to complete an offering prior to closing the transaction. The completion of the acquisition is subject to certain customary regulatory approvals, including approval by the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007.

“The first quarter demonstrated improved results due to an increase in revenue rates, acquisitions and an increase in percentage of Medicare patients,” commented Phil Small, President and CEO of Extendicare REIT. “With the acquisition of Tendercare, we are gaining entrance into a new market with an immediate substantial presence. We are confident the integration will go smoothly and are continuing to look for additional acquisition opportunities.”

Operational Results
EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis remained stable at 2,379 in the 2007 first quarter, compared to 2,378 in the 2006 first quarter and increased by 3.6% from the 2006 fourth quarter of 2,296. As a percent of same-facility nursing home census, Medicare ADC improved to 19.0% in the 2007 first quarter from 18.7% in the 2006 first quarter and from 18.3% in the 2006 fourth quarter. Medicare ADC from continuing operations was 19.2% for the 2007 first quarter. During the 2007 first quarter, nursing home occupancy on a same-facility basis declined to 90.8% from 92.6% in the 2006 first quarter, and from 91.1% in the 2006 fourth quarter. The decline in occupancy is attributable to EHSI’s continued focus on the nine new high intensity RUGs categories which pay a higher per patient day rate, but experience a shorter overall length of stay.

EHSI’s average daily Medicare Part A rate increased 5.5% to US$387.95 in the 2007 first quarter, from US$367.64 in the 2006 first quarter, and increased 1.4% from US$382.78 in the 2006 fourth quarter. The percentage of therapy residents served by EHSI increased to 86.7% in the 2007 first quarter, compared to 82.5% in the 2006 first quarter and from 84.8% in the 2006 fourth quarter.

Cash Flow and Capital Resources
Cash provided by operations was $30.3 million in the 2007 first quarter compared to $33.7 million in the 2006 first quarter with the $3.4 million decline primarily due to changes in working capital items. Cash provided by operations includes the cash provided by or used in discontinued operations, and therefore, the 2006 cash amounts include the earnings of ALC.

Property and equipment expenditures, excluding acquisitions, were $15.3 million in the 2007 first quarter compared to $13.8 million in the 2006 first quarter. The expenditures in 2006 included those of ALC. Refer to the table under “Supplemental Information” at the back of this release for the components of the property and equipment expenditures. Growth expenditures of the REIT were $9.3 million in the 2007 first quarter compared to $3.9 million in the 2006 first quarter, which related to the construction of new beds, building improvements or capital costs aimed at earnings growth. The capital costs to sustain and upgrade existing property and equipment assets were $6.0 million in the 2007 first quarter compared to $6.8 million in the 2006 first quarter. These expenditures fluctuate on a quarterly basis with timing of projects and seasonality. Management estimates that based on the beds currently operated, facility maintenance costs will be approximately $34.0 million for the year 2007 compared to $32.2 million in 2006.

In the 2007 first quarter, Extendicare REIT generated funds from continuing operations of $27.4 million. Total Distributable Income (DI) was $28.7 million and Adjusted Funds from Operations (AFFO) was $26.2 million. The Board of Trustees of the REIT declared distributions of $0.2775 per unit in the 2007 first quarter, representing $17.9 million in cash and $1.6 million by way of issued units under a distribution reinvestment plan, to holders of units of the REIT (REIT Units) and Class B limited partnership units (Exchangeable LP Units) of Extendicare Limited Partnership. Refer to the tables under “Supplemental Information” provided at the back of this release for a reconciliation of DI and AFFO as non-GAAP measures to the interim financial statements.

There are a number of factors that affect the quarterly funds generated for distribution, which the Board of Trustees of the REIT takes into consideration in determining the monthly distributions for the year. Earnings for the 2007 first quarter were favourably impacted by a book-to-file tax adjustment of $1.4 million. New long-term debt of US$90.0 million issued on March 6, 2007 to finance the U.S. taxes owing on the distribution of ALC will result in increased financing costs for the balance of the year. Facility maintenance capital expenditures of $6.0 million, or $0.086 per diluted unit, for the 2007 first quarter, were behind the expected annual run rate $34.0 million, or $0.484 per diluted unit, based on the current level of operations.

As well, the Board of Trustees considers the income tax proposals of Bill C-52 in its determination of distributions, as discussed further under the heading “Extendicare REIT Tax Status”. If Bill C-52 is enacted in its current form, the amount of the current $0.0925 monthly distributions is not expected to decrease. Based on Extendicare REIT’s current structure, operations and current level of return of capital, its understanding of the Proposals and certain assumptions, the estimated increase in tax payable by Extendicare REIT as a result of the Proposals for the three months ended March 31, 2007 would have been approximately $1.4 million, or $0.02 per diluted unit.

At March 31, 2007, EHSI had US$64.2 million available under its Credit Facility and cash on hand of US$2.2 million. The Canadian operations had cash on hand of $39.3 million and available bank lines of $5.5 million.

Extendicare REIT’s financial position continues to be strong, with long-term debt representing 41% of Adjusted Gross Book Value (AGBV) at March 31, 2007. The AGBV at December 31, 2006, was $2.4 billion (refer to non-GAAP measures).

Management had anticipated the final closing of the sale of Crown Life Insurance Company (Crown Life) to occur in the second quarter of 2007. The closing will likely be extended into the third quarter. Management estimates that proceeds of approximately $80.7 million will be realized on the sale of Crown Life, which is Extendicare Inc.’s carrying value of its equity investment net of $5.8 million of accumulated other comprehensive income (see “Changes in Accounting Policies”). The final sale of Crown Life and receipt of funds will enable the REIT to generate a cash flow return on the proceeds received, either through investments or a reduction in debt.

Quarters ended March 31, 2007 and 2006
The following table outlines the components of the REIT’s earnings from continuing operations for the three months ended March 31, 2007 and 2006.

	Three months ended March 31
Components of Earnings from Continuing Operations(1)	2007		2006
(thousands of Canadian dollars except per unit/share amounts)	After -tax	Per diluted unit	After -tax	Per diluted share
Continuing health care operations before undernoted (1)
U.S. operations (US$)	12,845		8,398
U.S. operations (C$)	15,025		9,695
Canadian operations	2,727		1,112
	17,752	$0.25	10,807	$0.15
Gain on derivative financial instruments	897	0.01	70	-
Loss from restructuring charges, asset disposals and other items	-	-	(1,228)	(0.01)
	18,649	$0.26	9,649	$0.14
Share of equity accounted earnings	580	0.01	850	0.01
Earnings from continuing operations	19,229	$0.27	10,499	$0.15
(1) Refer to discussion of non-GAAP measures.

Earnings from continuing health care operations prior to separately reported one-time items were $17.8 million ($0.25 per diluted unit) in the 2007 first quarter compared to $10.8 million ($0.15 per diluted share) in the 2006 first quarter, representing an improvement of $7.0 million, of which $5.3 million was from the U.S. operations resulting primarily from nursing home funding increases and acquisitions. The remaining improvement from the Canadian operations was primarily from lower general and administrative costs and a favourable income tax provision as a result of the conversion to a real estate investment trust, partially offset by higher financing costs.

EBITDA improved by $10.8 million to $52.6 million in the 2007 first quarter from $41.8 million for the 2006 first quarter, and as a percent of revenue was 11.5% compared to 9.9%. EBITDA from same-facility operations was $50.4 million in the 2007 first quarter compared to $41.3 million in the 2006 first quarter, representing an improvement of $9.1 million, based on improvements in revenue of $25.3 million partially offset by higher total operating, administrative and lease costs of $16.2 million. On a consolidated basis, general and administrative costs were reduced by $2.9 million, primarily due to lower share-based compensation costs of $3.3 million. As well, lease costs were lower because of the acquisition of two U.S. nursing homes that were formerly operated under lease arrangements. Refer to the table under the heading “Financial and Operating Statistics” provided at the back of this release for the U.S. and Canadian segments of consolidated EBITDA.

EBITDA from U.S. operations improved US$6.3 million to US$35.7 million in the 2007 first quarter from US$29.4 million in the 2006 first quarter, and as a percent of revenue was 13.1% compared to 11.7% in the 2006 first quarter. Excluding an improvement between periods of US$1.6 million attributable to newly acquired facilities, EBITDA from same-facility operations improved by US$4.7 million, despite lower prior period settlement adjustments of US$1.1 million. Improvements in revenue from same-facility operations of US$12.1 million due primarily to funding increases and improvements in patient acuity mix, were partially offset by higher operating, administrative and lease costs of US$7.4 million.

EBITDA from Canadian operations was $10.9 million in the 2007 first quarter compared to $7.8 million in the 2006 first quarter, representing an improvement of $3.1 million. This improvement was primarily due to a decline in general and administrative costs, of which lower share-based compensation costs accounted for $2.3 million.

Interest expense, net of interest income, increased $2.0 million in the 2007 first quarter from the 2006 first quarter primarily due to the increase in long-term debt associated with last fall’s reorganization and acquisitions.

The tax provision from continuing operations was $6.3 million in the 2007 first quarter compared to $3.7 million in the 2006 first quarter. The effective tax rate for the 2007 first quarter was 25.1% compared to 27.9% in the 2006 first quarter. The current tax provision for the 2007 first quarter included a credit in the amount of $1.4 million for a book-to-file adjustment related to withholding tax recorded in 2006. Excluding this item the effective tax rate for the 2007 first quarter would have been 30.9%. The comparative 2006 first quarter tax provision included a credit related to the expiration of certain statutes of limitations of EHSI’s tax liabilities in the amount of $1.0 million.

Extendicare REIT Tax Status
On October 31, 2006, the Minister of Finance (Canada) announced the Tax Fairness Plan for Canadians in consequence of which the income tax rules applicable to certain publicly traded entities that are specified investment flow-through trusts or partnerships (“SIFTs”) and their unitholders will be significantly altered. The proposals in the Tax Fairness Plan to amend the Income Tax Act (Canada) (the “Proposals”) are currently reflected in Bill C-52, which received first reading in the House of Commons on March 29, 2007. On December 15, 2006, the Department of Finance (Canada) released growth guidelines (the “Growth Guidelines”) for SIFTs, which have been incorporated into the Proposals.

The Proposals are not applicable to a “real estate investment trust” (as defined in the Proposals) that meets certain specified conditions relating to the nature of its income and investments. Extendicare REIT does not meet these conditions and will not qualify for this exception as it is currently proposed and therefore, Extendicare REIT will be a SIFT for purposes of the Proposals.

Under the Proposals, an income trust that is a SIFT will be subject to tax in respect of certain income that is distributed to its unitholders at rates that are substantially equivalent to the general corporate tax rate applicable to Canadian corporations. Distributions paid by a SIFT as returns of capital will not be subject to the distribution tax contained in the Proposals. Approximately 73% of Extendicare REIT’s distributions in 2006 were characterized as non-taxable returns of capital in Extendicare REIT’s indirect investment in its subsidiaries. Management believes that it is likely that approximately 70% of Extendicare REIT’s distributions in 2007 will also be characterized as non-taxable returns of capital.

Although all matters relating to the conversion of Extendicare Inc. into Extendicare REIT had been completed on October 31, 2006, it is not clear whether Extendicare REIT qualifies for the Existing Trust Exemption. Extendicare REIT has therefore applied to the Canada Revenue Agency for an advance income tax ruling that it qualifies for the Existing Trust Exemption and that the Proposals will apply to Extendicare REIT commencing in 2011, assuming growth after the effective date of its conversion does not exceed “normal growth” as determined under the Growth Guidelines. No assurances can be given that such a ruling will be obtained or that Extendicare REIT will not be subject to the Proposals beginning with its 2007 taxation year. Even if Extendicare REIT qualifies for the Existing Trust Exemption, it may cease to qualify if its growth during the transitional period is in excess of the Growth Guidelines.

May Distribution
The Board of Trustees of the REIT today declared a cash distribution of $0.0925 per unit for the month of May 2007, payable to unitholders of record at the close of business on May 31, 2007. The distribution will be paid on June 15, 2007.

Extendicare Limited Partnership also announced that it has declared a cash distribution of $0.0925 per Class B limited partnership unit for the month of May 2007, payable to unitholders of record at the close of business on May 31, 2007. The distribution will be paid on June 15, 2007.

Change in Accounting Policies
Effective January 1, 2007, the REIT adopted three new accounting standards issued by The Canadian Institute of Chartered Accountants: Section 3855 “Financial Instruments - Recognition and Measurement”; Section 3865 “Hedges”; and Section 1530 “Comprehensive Income”. The new standards require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values are recognized in opening equity and results for prior periods are not restated. Unrealized gains and losses on financial assets that are designated as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, are recorded as other comprehensive income and form part of unitholders’ equity. The impact of the adoption of the new requirements at January 1, 2007, was to increase retained earnings by $1.2 million and increase accumulated other comprehensive income (AOCI) by $4.5 million. In addition, the foreign currency translation adjustment account balance of $1.4 million at January 1, 2007 was reclassified to AOCI. Net changes to other comprehensive income during the 2007 first quarter were $0.7 million. The equity accounted investment in Crown Life contributed to the majority of the impact of the new accounting standards, resulting in an increase in Extendicare Inc.’s carrying value of its investment by $7.0 million as at March 31, 2007.

Other Items
In May 2007, EHSI acquired a 191-bed skilled nursing facility in Wisconsin for US$2.5 million. EHSI intends to operate it as an 80-bed facility and relocate the remaining beds to another facility.

As of March 31, 2007, EHSI had two construction projects in progress, which are expected to add 110 nursing beds by the end of 2007. The total estimated cost of the projects is US$12.6 million. Costs incurred through March 31, 2007 on these projects were approximately US$3.6 million.

In April 2007 ECI entered into an agreement to construct a 280-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The centre will be part of a seniors’ community that will include an independent living housing complex being developed by a third party. The estimated cost of the 280-bed project, net of government grants, is approximately $36.3 million. ECI is in the process of securing financing for the project.

In October 2006 the Ontario government announced an emergency room wait time strategy that includes the construction of 1,750 new and the replacement of 662 long-term care beds. ECI will compete for new beds based on an evaluation of demand and other factors. ECI has made submissions for a number of the projects, and expects to receive the results of the bid process by the end of June.

On March 6, 2007, EHSI completed a second commercial mortgage backed securitization transaction due 2012 totalling US$90.0 million (the “2012 CMBS Financing”). The 2012 CMBS Financing has a fixed interest rate of 6.79%, and stipulates monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The proceeds from the financings were used to pay income taxes of US$86.2 million that included US$104.2 million associated with the distribution of ALC offset by net overpayments related to operations.

Extendicare intends to deregister from the U.S. Securities and Exchange Commission (the “SEC”) when the SEC’s release No. 34-55005 “Termination of a Foreign Private Issuer’s Registration of a Class of Securities under Section 12(g) and Duty to File Reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” takes effect on June 4, 2007. Extendicare Real Estate Investment Trust will voluntarily file a Form 15 with the SEC to deregister its REIT Units under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon filing of the Form 15, Extendicare REIT’s obligation to file reports under sections 13 or 15(d) of the Exchange Act will immediately be suspended. The REIT expects that deregistration of its REIT Units will become effective 90 days after the date of filing of the Form 15 with the SEC.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. currently operates 234 nursing and assisted living facilities in North America, with capacity for almost 26,900 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 33,100 people in North America.

On May 10, 2007, at 10:00 a.m. (ET), Extendicare REIT will hold a conference call to discuss its results for the first quarter ended March 31, 2007. The call will be webcast live, and archived, in the investor information section of Extendicare REIT’s website at www.extendicare.com. Alternatively, the call in number is 1-866-898-9626 or 416-340-2216. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on May 25, 2007. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3220021. Also, a supplemental information package containing historical quarterly financial results and operating statistics can be found on the website under Investor Information/Investor Documents/Supplemental Information.

Certain comparative figures have been reclassified for discontinued operations identified in 2007.

Non-GAAP Measures
Extendicare REIT assesses and measures operating results and financial position based on performance measures referred to as “EBITDA”, “continuing health care operations before undernoted”, “Distributable Income”, “Funds from Operations”, “Adjusted Funds from Operations” and “Adjusted Gross Book Value”. These are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. These non-GAAP measures are presented in this document because either: (i) management believes that they are a relevant measure of the ability of the REIT to make cash distributions; or (ii) certain ongoing rights and obligations of the REIT may be calculated using these measures. Such non-GAAP measures may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similarly titled measures as reported by such issuers. They are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Reconciliations of these non-GAAP measures from net earnings and/or from cash provided by operations, where applicable, are provided in this press release. Detailed descriptions of these terms can be found in the disclosure documents filed by Extendicare REIT with the securities regulatory authorities, available at www.sedar.com and on the REIT’s website at www.extendicare.com.

Forward-looking Statements
Information provided by Extendicare REIT from time to time, including this release, contains or may contain forward-looking statements concerning anticipated financial events, results, circumstances, economic performance or expectations with respect to the REIT and its subsidiaries, including its business operations, business strategy, and financial condition. Forward-looking statements can be identified because they generally contain the words “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT to differ materially from those expressed or implied in the statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements. Further information can be found in the disclosure documents filed by Extendicare REIT with the securities regulatory authorities, available at www.sedar.com and on the REIT’s website at www.extendicare.com.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE REIT
Condensed Consolidated Earnings

(thousands of Canadian dollars except per unit/share amounts)	Three months ended March 31
	2007	2006
Revenue		(revised)
Nursing and assisted living centres
United States	305,643	278,768
Canada	99,560	95,152
Outpatient therapy - U.S.	3,254	3,156
Home health - Canada	35,380	33,445
Other	13,007	10,934
	456,844	421,455
Operating costs	383,924	356,293
Administrative costs	17,070	19,980
Lease costs	3,216	3,412

EBITDA (1)	52,634	41,770
Depreciation and amortization	12,684	12,082
Accretion expense	341	320
Interest expense	17,842	15,588
Interest income	(1,647)	(1,419)
Gain on derivative financial instruments	(1,497)	(103)
Loss from restructuring charges, asset disposals and other items	-	1,921
Earnings from continuing health care operations before income taxes	24,911	13,381
Income taxes
Current	6,312	8,088
Future	(50)	(4,356)
	6,262	3,732

Earnings from continuing health care operations	18,649	9,649
Share of equity accounted earnings	580	850
Earnings from continuing operations	19,229	10,499
Discontinued operations	(3,863)	3,219
Net earnings	15,366	13,718
Basic and Diluted Earnings per Unit/Subordinate Voting Share ($)
Earnings from continuing operations	0.27	0.15
Net earnings	0.22	0.20
Basic and Diluted Earnings per Multiple Voting Share ($)
Earnings from continuing operations	-	0.13
Net earnings	-	0.18
(1) Refer to discussion of non-GAAP measures.

EXTENDICARE REIT
Condensed Consolidated Cash Flows

(thousands of Canadian dollars)	Three months ended March 31
	2007	2006
Cash provided by (used in) operations		(revised)
Net earnings	15,366	13,718
Adjustments for:
Depreciation and amortization	12,788	16,970
Provision for self-insured liabilities	2,264	2,771
Payments for self-insured liabilities	(5,969)	(4,513)
Future income taxes	(28)	(1,830)
Gain on derivative financial instruments	(1,497)	(103)
Loss from restructuring charges, asset disposals and other items	-	1,921
Loss from asset impairment, disposals and other items from discontinued operations	5,845	919
Undistributed share of earnings from equity investments	(580)	(850)
Other	946	-
	29,135	29,003
Net change in operating assets and liabilities
Accounts receivable	879	(6,239)
Inventories, supplies and prepaid expenses	(4,864)	(6,170)
Accounts payable and accrued liabilities	(14,561)	15,569
Income taxes	19,758	1,510

	30,347	33,673
Cash provided by (used in) investment activities
Property and equipment	(15,343)	(13,823)
Acquisitions, net of cash acquired	(8,693)	(28,073)
Net proceeds from dispositions	2,228	1,397
Other assets	(654)	2,839
	(22,462)	(37,660)
Cash provided by (used in) financing activities
Issue of long-term debt	131,695	-
Issue on line of credit	19,917	25,403
Repayment of long-term debt	(2,758)	(2,485)
Decrease in investments held for self-insured liabilities	7,838	6,039
Purchase of shares for cancellation	-	(274)
Distributions/dividends paid	(24,845)	(3,287)
Transaction costs of reorganization	-	(2,201)
Financial costs	(3,862)	-
Income taxes paid re the distribution of ALC	(120,220)	-
Other	(839)	(204)
	6,926	22,991
Foreign exchange gain (loss) on cash held in foreign currency	(10)	201
Increase in cash and cash equivalents	14,801	19,205
Cash and cash equivalents at beginning of period	28,057	22,609

Cash and cash equivalents at end of period	42,858	41,814

EXTENDICARE REIT
Condensed Consolidated Balance Sheets

	March 31	Dec. 31
(thousands of Canadian dollars)	2007	2006
Assets
Current assets
Cash and short-term investments	42,858	28,057
Accounts receivable	202,318	204,741
Income taxes recoverable	4,458	-
Future income tax assets	25,239	25,183
Inventories, supplies and prepaid expenses	24,722	20,048
	299,595	278,029
Property and equipment	726,877	729,274
Goodwill and other intangible assets	81,975	80,648
Other assets	122,326	149,449
	1,230,773	1,237,400
Equity accounted investments	84,855	77,782
	1,315,628	1,315,182
Liabilities and Unitholders’ Deficiency
Current liabilities
Accounts payable	31,101	52,583
Accrued liabilities	205,587	207,836
Accrual for self-insured liabilities	20,206	20,395
Current maturities of long-term debt	14,127	13,423
Income taxes payable	-	95,558
	271,021	389,795
Accrual for self-insured liabilities	35,369	39,386
Long-term debt	957,434	837,757
Other long-term liabilities	59,176	59,312
Future income tax liabilities	12,828	12,586
	1,335,828	1,338,836
Unitholders’ deficiency	(20,200)	(23,654)
	1,315,628	1,315,182

Closing US/Cdn. dollar exchange rate	1.1546	1.1654

EXTENDICARE REIT
Financial and Operating Statistics
(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended March 31
	2007	2006
Revenue (millions)
United States (US dollars)	$272.9	$251.9
United States	$319.7	$290.9
Canada	137.1	130.6
	$456.8	$421.5
EBITDA (millions)
United States (US dollars)	$35.7	$29.4
United States	$41.8	$34.0
Canada	10.9	7.8
	$52.6 (1)	$41.8
Health Care Earnings (Loss) from Continuing Operations (millions)
United States (US dollars)	$13.6	$8.6
United States	$15.9	$9.9
Canada	2.7	(0.3)
	$18.6	$9.6
Health Care Net Earnings (Loss) (millions)
United States (US dollars)	$10.3	$11.4
United States	$12.1	$13.2
Canada	2.7	(0.3)
	$14.8	$12.9
Components of Diluted Earnings (Loss) per Unit/Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted	$0.25	$0.15
Gain on derivative financial instruments	0.01	-
Loss from restructuring charges, asset disposals and other items	-	(0.01)
Share of equity accounted earnings	0.01	0.01
Earnings from continuing operations	0.27	0.15
Discontinued operations	(0.05)	0.05
Net earnings	$0.22	$0.20
Diluted Earnings per Unit/Share from Continuing Operations
Unit/Subordinate Voting Share	$0.27	$0.15
Multiple Voting Share	-	$0.13
U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	36.7%	36.0%
Private/other	16.9	16.0
Medicaid	46.4	48.0
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,379	2,378
Private/other	1,948	1,954
Medicaid	8,188	8,362
	12,515	12,694
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$424.04	$398.58
Private/other	239.31	217.44
Medicaid	157.68	150.00
Medicare Part A only	387.95	367.64
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	90.8%	92.6%
Assisted living facilities	83.1	80.9
Combined U.S. nursing and assisted living facilities	90.6	92.4
Canadian facilities average occupancy (same-facility basis)	97.6	97.8
Extendicare total average occupancy (same-facility basis)	93.1	94.3
Average US/Cdn. dollar exchange rate	1.1716	1.1547
(1) Does not add due to rounding.

EXTENDICARE REIT
Supplemental Information

Reconciliation of Net Earnings (Loss) to Funds from Operations, Distributable Income and Adjusted Funds from Operations (1)
	Three Months ended March 31, 2007
	Continuing	Discontinued
(thousands of dollars unless otherwise noted)	Operations	Operations	Total
Net earnings (loss)	19,229	(3,863)	15,366
Adjustments:
Depreciation and amortization expense	12,684	104	12,788
Deduct depreciation for furniture, fixtures, equipment and computers	(3,531)	-	(3,531)
Accretion expense	341	21	362
Gain on derivative financial instruments	(1,497)	-	(1,497)
Loss from asset impairment, disposals and other items	-	5,845	5,845
Current tax provision (recovery) on loss (gain) from derivatives, asset impairment, disposals and other items	757	(2,344)	(1,587)
Future income taxes	(50)	22	(28)
Share of undistributed equity accounted earnings	(580)	-	(580)
Funds from operations, before working capital changes	27,353	(215)	27,138
Amortization of deferred financing costs	1,079	-	1,079
Principal portion of government capital funding payments	510	-	510
Distributable income	28,942	(215)	28,727
Additional maintenance capital expenditures (2)	(2,489)	-	(2,489)
Adjusted funds from operations	26,453	(215)	26,238
Per Diluted Unit ($)
Funds from operations	0.389	-	0.386
Distributable income	0.412	-	0.409
Adjusted funds from operations	0.377	-	0.374
Distributions declared			0.2775
Diluted weighted average number of units (thousands)			70,234

Reconciliation of Cash Provided by Operations to Distributable Income and Adjusted Funds from Operations (1)
(thousands of dollars)	Q1 2007
Cash provided by operations	30,347
Add (deduct):
Net change in operating assets and liabilities	(1,212)
Current tax recovery on loss (gain) from derivatives, asset impairment, disposals and other items	(1,587)
Net provisions and payments for self-insured liabilities	3,705
Depreciation on furniture, fixtures, equipment and computers	(3,531)
Other	495
Principal portion of government capital funding payments	510
Distributable income	28,727
Additional maintenance capital expenditures	(2,489)
Adjusted funds from operations	26,238

Components of Property and Equipment Expenditures	Three Months ended March 31
(thousands of dollars)	2007	2006
Components of REIT operations
Growth expenditures	9,323	3,901
Sprinkler project	-	467
Facility maintenance	6,020	6,841
	15,343	11,209
ALC operations distributed	-	2,614
Consolidated property and equipment expenditures	15,343	13,823
(1) “Funds from operations”, “distributable income” and “adjusted funds from operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. Refer to the discussion of non-GAAP measures.

(2) Represents total facility maintenance capital expenditures of $6,020 less depreciation for furniture, fixtures, equipment and computers of $3,531 already deducted in determining Distributable Income.